Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 10, 2015 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

($000s)	2014	2013	% Change
Cash flow from operating activities	2,455,556	1,973,332	24
Changes in non-cash working capital	(99,372)	57,349	(273)
Transaction costs	13,818	5,761	140
Decommissioning expenditures	38,043	11,375	234
Funds flow from operations	2,408,045	2,047,817	18
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

($000s)	2014	2013	% Change
Net income	508,894	144,876	251
Amortization of E&E undeveloped land	248,854	275,504	(10)
Impairment to PP&E	588,200	98,291	498
Unrealized derivative (gains) losses	(880,831)	111,876	(887)
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	121,876	60,994	100
Unrealized loss on long-term investments	24,351	10,677	128
Deferred tax relating to adjustments	(64,681)	(143,834)	(55)
Adjusted net earnings from operations	546,663	558,384	(2)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	1

The following table reconciles long-term debt to net debt:

($000s)	2014	2013	% Change
Long-term debt (1)	2,943,074	1,734,114	70
Accounts payable and accrued liabilities	839,228	789,305	6
Dividends payable	102,697	90,849	13
Cash	(3,953)	(15,941)	(75)
Accounts receivable	(418,688)	(352,519)	19
Prepaids and deposits	(6,519)	(5,532)	18
Long-term investments	(49,878)	(74,229)	(33)
Excludes:
Equity settled component of dividends payable	(29,806)	(25,799)	16
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(185,046)	(63,170)	193
Net debt	3,191,109	2,077,078	54

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	2014	2013	% Change
Crude oil and NGL (bbls/d)	128,458	109,129	18
Natural gas (mcf/d)	74,070	66,952	11
Total (boe/d)	140,803	120,288	17
Crude oil and NGL (%)	91	91	-
Natural gas (%)	9	9	-
Total (%)	100	100	-
Production increased by 17 percent year over year to 140,803 boe/d in 2014 from 120,288 boe/d in 2013, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2014, partially offset by natural declines. The Company's weighting to oil and NGL's remained consistent with the comparative period.
On May 15, 2014, Crescent Point closed the acquisition of CanEra Energy Corp. ("CanEra") which added approximately 10,000 boe/d of production in southeast Saskatchewan.
On June 12, 2014, Crescent Point acquired more than 2,800 boe/d of production in the Saskatchewan Viking area from Polar Star Canadian Oil and Gas Inc. ("Polar Star").
On August 13, 2014, Crescent Point closed the acquisition of T.Bird Oil Ltd. ("T.Bird") which added approximately 700 boe/d of production in southeast Saskatchewan and Manitoba.
On September 30, 2014, Crescent Point acquired approximately 3,300 boe/d of production in southeast Saskatchewan and Manitoba.
The following is a summary of Crescent Point's production by area:

Production By Area	2014	2013	% Change
Southeast Saskatchewan and Manitoba	80,775	67,184	20
Southwest Saskatchewan	29,661	25,024	19
United States	17,979	15,747	14
Alberta and West Central Saskatchewan	12,388	12,333	-
Total (boe/d)	140,803	120,288	17
In the year ended December 31, 2014, the Company drilled 914 (691.4 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Uinta Basin resource play in northeast Utah and the Flat Lake resource play in southeast Saskatchewan.
Marketing and Prices

Average Selling Prices (1)	2014	2013	% Change
Crude oil and NGL ($/bbl)	86.94	86.32	1
Natural gas ($/mcf)	4.95	3.61	37
Total ($/boe)	81.92	80.32	2

(1)	The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2014	2013	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	92.92	98.00	(5)
WTI crude oil (Cdn$/bbl)	102.11	101.03	1
LSB crude oil (Cdn$/bbl) (1)	92.53	91.85	1
LSB oil differential (%)	9	9	-
WCS crude oil (Cdn$/bbl) (2)	80.70	75.15	7
WCS oil differential (%)	21	26	(5)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	4.56	3.17	44
AECO monthly index natural gas (Cdn$/mcf)	4.42	3.16	40
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.91	0.97	(6)

(1)	LSB refers to the Light Sour Blend crude oil price.

(2)	WCS refers to the Western Canadian Select crude oil price.

CRESCENT POINT ENERGY CORP.	3

For the year ended December 31, 2014, the Company's average selling price for oil remained consistent with 2013, primarily as a result of a weaker Canadian dollar, largely offset by a 5 percent decrease in the US$ WTI benchmark price. Crescent Point's corporate oil differential for the year ended December 31, 2014 was $15.17 per bbl, or 15 percent, compared to $14.71 per bbl, or 15 percent, in 2013.
The Company's exposure to medium and heavy oil differentials increased in 2014 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
Price differentials between WTI and Western Canada were less volatile in 2014 than in recent years, but global benchmark prices, both Brent and WTI, were more volatile. To partially mitigate these price risks, the Company has an active 3½ year hedging program designed to protect the Canadian dollar denominated WTI price. As at February 24, 2015, 54 percent of the Company's forecast 2015 oil production, net of royalty volumes, was hedged at average prices of more than $89.00 per barrel.
In addition, the Company continues to deliver crude oil through its Saskatchewan, Alberta and Utah rail terminals to provide access to diversified markets and pricing. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis.
The Company's average selling price for gas in the year ended December 31, 2014 increased 37 percent from $3.61 per mcf in 2013 to $4.95 per mcf in 2014, primarily as a result of the 44 percent increase in the AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

($000s, except volume amounts)	2014	2013	% Change
Average crude oil volumes hedged (bbls/d) (1)	64,636	53,296	21
Crude oil realized derivative loss (1)	(99,946)	(94,144)	6
per bbl	(2.13)	(2.36)	(10)
Average natural gas volumes hedged (GJ/d) (2)	22,027	14,197	55
Natural gas realized derivative gain (loss)	(4,837)	3,273	(248)
per mcf	(0.18)	0.13	(238)
Average barrels of oil equivalent hedged (boe/d) (1)	68,116	55,539	23
Total realized derivative loss (1)	(104,783)	(90,871)	15
per boe	(2.04)	(2.07)	(1)

(1)
In the years ended December 31, 2014 and 2013, the crude oil realized derivative loss includes the realized derivative gains (losses) on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative loss of $104.8 million for the year ended December 31, 2014, compared to a loss of $90.9 million in 2013.
The Company's realized derivative loss for oil was $99.9 million for the year ended December 31, 2014, compared to a realized derivative loss of $94.1 million in 2013. The increased realized loss in 2014 is largely attributable to the slight increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the year ended December 31, 2014, the Company's average derivative oil price increased by 2 percent or $1.68 per bbl, from $96.19 per bbl in 2013 to $97.87 per bbl in 2014.

CRESCENT POINT ENERGY CORP.	4

Crescent Point's realized derivative loss for gas was $4.8 million for the year ended December 31, 2014, compared to a realized derivative gain of $3.3 million in 2013. The realized loss in 2014 is largely attributable to the increase in the AECO monthly index price, increase in gas volumes hedged as a result of increased production and the slight decrease in the Company's average derivative gas price. During the year ended December 31, 2014, the Company's average derivative gas price decreased from $3.64 per GJ in 2013 to $3.59 per GJ in 2014.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.
The following is a summary of the Company's unrealized derivative gain (loss):

($000s)	2014	2013	% Change
Crude oil	739,913	(153,319)	(583)
Natural gas	17,589	(1,554)	(1,232)
Interest	4,281	1,982	116
Power	128	(30)	(527)
Cross currency interest rate	116,536	40,678	186
Cross currency principal	2,384	574	315
Foreign exchange	-	(207)	-
Total unrealized derivative gain (loss)	880,831	(111,876)	(887)
The Company recognized a total unrealized derivative gain of $880.8 million for the year ended December 31, 2014 compared to a total unrealized derivative loss of $111.9 million in 2013, primarily due to a $739.9 million unrealized gain on crude oil contracts in 2014 compared to a $153.3 million unrealized loss in 2013. The unrealized oil derivative gain for the year ended December 31, 2014 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at December 31, 2014 compared to December 31, 2013. The unrealized oil derivative loss for the year ended December 31, 2013 was primarily attributable to the increase in the Cdn$ WTI forward benchmark price at December 31, 2013 compared to December 31, 2012.
The total unrealized derivative gain in 2014 was also partially attributable to a $116.5 million unrealized derivative gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to an unrealized gain of $40.7 million in 2013. The unrealized CCIRS derivative gain for the year ended December 31, 2014 was primarily the result of the weaker forward Canadian dollar at December 31, 2014 compared to December 31, 2013. The unrealized CCIRS derivative gain for the year ended December 31, 2013 was primarily the result of the weaker forward Canadian dollar at December 31, 2013 compared to December 31, 2012, and the maturity of out of the money contract months.
The total unrealized derivative gain in 2014 was also partially attributable to a $17.6 million unrealized derivative gain on natural gas contracts compared to an unrealized loss of $1.6 million in 2013. The unrealized natural gas derivative gain for the year ended December 31, 2014 is primarily attributable to the decrease in the AECO forward natural gas price at December 31, 2014 compared to December 31, 2013. The unrealized natural gas derivative loss for the year ended December 31, 2013 was primarily attributable to the increase in the AECO forward natural gas price at December 31, 2013 compared to December 31, 2012.
Revenues

($000s) (1)	2014	2013	% Change
Crude oil and NGL sales	4,076,152	3,438,159	19
Natural gas sales	133,960	88,289	52
Total oil and gas sales	4,210,112	3,526,448	19

(1)	Revenue is reported before transportation charges and realized derivatives.
Crude oil and NGL sales increased 19 percent in the year ended December 31, 2014, from $3.4 billion in 2013 to $4.1 billion in 2014, primarily due to the 18 percent increase in crude oil and NGL production. The increased production in 2014 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2014. Realized crude oil and NGL prices for the year ended December 31, 2014 remained consistent with 2013.
Natural gas sales increased 52 percent in the year ended December 31, 2014 compared to 2013. The increase is primarily due to the 37 percent increase in realized natural gas prices and the 11 percent increase in natural gas production. The increase in the realized natural gas price is largely due to the increase in the AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. The increased production in 2014 is primarily due to successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

($000, except % and per boe amounts)	2014	2013	% Change
Royalties	750,206	644,240	16
As a % of oil and gas sales	18	18	-
Per boe	14.60	14.67	-

CRESCENT POINT ENERGY CORP.	5

Royalties increased 16 percent in the year ended December 31, 2014 compared to 2013. The increase is largely due to the 19 percent increase in oil and gas sales in the year ended December 31, 2014.
Royalties as a percentage of sales for the year ended December 31, 2014 remained consistent with 2013.
Operating Expenses

($000, except per boe amounts)	2014	2013	% Change
Operating expenses	647,713	505,060	28
Per boe	12.60	11.50	10
Operating expenses per boe increased 10 percent in the year ended December 31, 2014 compared to 2013. The increase was primarily the result of increased well servicing costs, labor and utility and fuel costs, partially offset by decreased chemical costs.
Operating expenses increased 28 percent in the year ended December 31, 2014, compared to 2013, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in 2014, and the increase in per boe operating expenses as noted above.
Transportation Expenses

($000s, except per boe amounts)	2014	2013	% Change
Transportation expenses	117,622	95,317	23
Per boe	2.29	2.17	6
Transportation expenses per boe increased 6 percent in the year ended December 31, 2014 compared to 2013. The increase was primarily due to higher pipeline tariffs resulting from increased tariff rates, partially offset by lower trucking costs as a result of the Company's investments in pipeline gathering systems.
Transportation expenses increased 23 percent in the year ended December 31, 2014 compared to 2013, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in 2014 and the increase in per boe transportation expenses as noted above.
Netbacks

	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	86.94	4.95	81.92	80.32	2
Royalties	(15.66)	(0.59)	(14.60)	(14.67)	-
Operating expenses	(13.16)	(1.13)	(12.60)	(11.50)	10
Transportation expenses	(2.27)	(0.42)	(2.29)	(2.17)	6
Netback prior to realized derivatives	55.85	2.81	52.43	51.98	1
Realized loss on derivatives	(2.13)	(0.18)	(2.04)	(2.07)	(1)
Netback	53.72	2.63	50.39	49.91	1
The Company's netback for the year ended December 31, 2014 remained consistent at $50.39 per boe compared to $49.91 per boe in 2013. The increase in average selling price, due to the increase in the Cdn$ WTI benchmark price, was largely offset by the increase in operating expenses and transportation expenses.
General and Administrative Expenses

($000, except per boe amounts)	2014	2013	% Change
General and administrative costs	114,870	86,547	33
Capitalized	(23,243)	(19,081)	22
Total general and administrative expenses	91,627	67,466	36
Non-cash lease inducement	(2,540)	-	-
Total cash general and administrative expenses	89,087	67,466	32
Transaction costs	(13,818)	(5,761)	140
General and administrative expenses	75,269	61,705	22
Per boe	1.46	1.41	4
General and administrative expenses per boe increased 4 percent in the year ended December 31, 2014 compared to 2013, primarily due to increases in employee related and information technology costs, partially offset by increased overhead recoveries recorded as a result of increased development capital expenditures and the Company's resulting production growth.
General and administrative expenses increased 22 percent in the year ended December 31, 2014 compared to 2013. The increase was primarily due to the growth of the Company and the increase in per boe general and administrative expenses as noted above.

CRESCENT POINT ENERGY CORP.	6

The Company recognizes non-cash general and administrative expenses with respect to the tenant inducement associated with the building lease for Crescent Point's corporate office.
Transactions costs incurred in the year ended December 31, 2014 relate primarily to the acquisition of CanEra and the major property acquisitions.
Interest Expense

($000, except per boe amounts)	2014	2013	% Change
Interest expense	103,921	77,754	34
Per boe	2.02	1.77	14
Interest expense per boe increased 14 percent in the year ended December 31, 2014 compared to 2013, reflecting the Company's higher average debt balance, largely as a result of the growth of the Company, partially offset by a lower effective interest rate.
Interest expense increased 34 percent in the year ended December 31, 2014 compared to 2013, primarily due to the Company's higher average debt balance, partially offset by a lower effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital, including the impact of acquisitions completed in 2014.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Loss

($000s)	2014	2013	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(2,094)	(4,308)	(51)
Other foreign exchange gain	523	1,134	(54)
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(121,876)	(60,994)	100
Other foreign exchange loss	(915)	(337)	172
Foreign exchange loss	(124,362)	(64,505)	93
The Company has senior guaranteed notes with aggregate principals of US$1.29 billion and Cdn$182.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the year ended December 31, 2014, the Company recorded an unrealized foreign exchange loss of $121.9 million on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized loss of $61.0 million in 2013. The unrealized losses in 2014 and 2013 are attributable to a weaker Canadian dollar at December 31, 2014 and December 31, 2013, respectively, as compared to the same periods in 2013 and 2012, respectively.
During the year ended December 31, 2014, the Company realized a foreign exchange loss of $2.1 million on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a loss of $4.3 million in 2013. The decrease in realized loss for the year ended December 31, 2014 is primarily due to the weaker Canadian dollar in the year ended December 31, 2014 compared to 2013.
Share-based Compensation Expense

($000s, except per boe amounts)	2014	2013	% Change
Share-based compensation costs	87,707	90,838	(3)
Capitalized	(18,026)	(23,086)	(22)
Share-based compensation expense	69,681	67,752	3
Per boe	1.36	1.54	(12)
During the year ended December 31, 2014, the Company recorded share-based compensation costs of $87.7 million, a decrease of 3 percent from 2013. The decrease is primarily due to the decrease in expenses associated with incentive related awards as a result of the decrease in the Company's share price during 2014, partially offset by the increase in expenses associated with base compensation restricted shares.
During the year ended December 31, 2014, the Company capitalized share-based compensation costs of $18.0 million, a decrease of 22 percent from 2013. The decrease is primarily the result of the decrease in expenses associated with incentive related awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

CRESCENT POINT ENERGY CORP.	7

Under the Restricted Share Bonus Plan at December 31, 2014, the Company is authorized to issue up to 11,841,332 common shares (December 31, 2013 - 5,728,512 common shares). The Company had 3,648,565 restricted shares outstanding at December 31, 2014 (December 31, 2013 - 2,588,143 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 84,396 DSUs outstanding at December 31, 2014 (December 31, 2013 - 75,380 DSUs outstanding).
Depletion, Depreciation, Amortization and Impairment

($000s, except per boe amounts)	2014	2013	% Change
Depletion and depreciation	1,385,502	1,185,104	17
Amortization of E&E undeveloped land	248,854	275,504	(10)
Depletion, depreciation and amortization	1,634,356	1,460,608	12
Impairment	588,200	98,291	498
Depletion, depreciation, amortization and impairment	2,222,556	1,558,899	43
Per boe, before impairment	31.80	33.27	(4)
Per boe	43.25	35.51	22
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 4 percent to $31.80 per boe for the year ended December 31, 2014 from $33.27 per boe in 2013. This decrease is primarily a result of the Company's successful execution of the drilling and completion program.
At December 31, 2014, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs of disposal of $937.7 million. The full amount of the impairment was attributed to PP&E and, as a result, an impairment loss of $303.8 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment in 2014 was largely a result of the decrease in forecast benchmark commodity prices at December 31, 2014 compared to December 31, 2013 and the early development of the Company's Alberta resource plays which resulted in negative technical revisions to proved plus probable reserves.
The Company also determined that the carrying amounts of the Northern USA and Southern USA CGUs exceeded their fair value less costs of disposal of $405.6 million and $1.0 billion, respectively. The full amounts of the impairment were attributed to PP&E and, as a result, impairment losses of $92.0 million and $192.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Northern USA and Southern USA CGUs, respectively. The Northern USA and Southern USA CGUs are comprised primarily of properties in the early stages of development for which the operating results are included in the U.S. operating segment. The impairment in 2014 was largely a result of the decrease in forecast benchmark commodity prices at December 31, 2014 compared to December 31, 2013, partially offset by positive technical revisions to proved plus probable reserves from the Company's successful drilling and development program.
At December 31, 2013, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs of disposal of $864.0 million. The Company reported an impairment loss of $98.3 million related to the Southern Alberta CGU largely as a result of the exploratory nature of the Alberta Bakken resource play which resulted in negative technical revisions to proved plus probable reserves and an increase in expected operating and abandonment costs. The Company reported no impairment losses for the year ended December 31, 2013 related to the Northern USA and Southern USA CGUs.
Other Loss
The Company recorded other losses of $24.4 million in the year ended December 31, 2014 compared to other losses of $10.1 million in 2013. The other losses in the years ended December 31, 2014 and 2013 are primarily comprised of net unrealized losses on long-term investments.
Taxes

($000s)	2014	2013	% Change
Current tax expense	67	173	(61)
Deferred tax expense	303,973	73,433	314
Current Tax Expense
In the year ended December 31, 2014, the Company recorded current tax expense of $0.1 million compared to current tax expense of $0.2 million in 2013. Refer to the Company's December 31, 2014 Annual Information Form for information on the Company's expected tax horizon.

CRESCENT POINT ENERGY CORP.	8

Deferred Tax Expense
In the year ended December 31, 2014, the Company recorded deferred tax expense of $304.0 million compared to deferred tax expense of $73.4 million in 2013. The deferred tax expense in 2014 relates primarily to the $757.5 million unrealized derivative gain on oil and gas derivatives and a change in estimate regarding future usable tax pools, partially offset by impairments to PP&E of $588.2 million. The deferred tax expense in 2013 relates primarily to an increase in taxable temporary differences, partially offset by the deductible temporary difference from the $154.9 million unrealized derivative loss related to oil and gas derivatives.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income

($000s, except per share amounts)	2014	2013	% Change
Funds flow from operations	2,408,045	2,047,817	18
Funds flow from operations per share - diluted	5.72	5.28	8

Cash flow from operating activities	2,455,556	1,973,332	24
Cash flow from operating activities per share - diluted	5.83	5.09	15

Adjusted net earnings from operations	546,663	558,384	(2)
Adjusted net earnings from operations per share - diluted	1.30	1.44	(10)

Net income	508,894	144,876	251
Net income per share - diluted	1.21	0.37	227
Funds flow from operations increased to $2.4 billion for the year ended December 31, 2014 from $2.0 billion in 2013 and increased to $5.72 per share - diluted from $5.28 per share - diluted. The increase in funds flow from operations is primarily the result of the increase in production volumes. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2014. The netback remained consistent with the prior year as the increase in average selling price due to the increase in the Cdn$ WTI benchmark price was largely offset by increases in operating expenses and transportation expenses. Funds flow from operations per share - diluted increased in 2014 primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and Share Dividend Plan ("SDP") and the September 2014 equity offering.
Cash flow from operating activities increased 24 percent to $2.5 billion for the year ended December 31, 2014 compared to $2.0 billion in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 15 percent to $5.83 per share - diluted in 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
The Company reported adjusted net earnings from operations of $546.7 million in the year ended December 31, 2014 compared to $558.4 million in 2013, primarily as a result of the increase in depletion expense in 2014 as compared to 2013 and deferred tax expense primarily associated with a change in estimate regarding future usable tax pools, partially offset by the increase in funds flow from operations. Adjusted net earnings from operations per share - diluted decreased 10 percent to $1.30 per share - diluted in 2014 primarily due to the same reasons discussed above and the impact of shares issued through the Company's DRIP and SDP and the September 2014 equity offering.
The Company reported net income of $508.9 million in the year ended December 31, 2014 compared to $144.9 million in 2013, primarily as a result of the unrealized derivative gain and increase in funds flow from operations, partially offset by the increase in depletion, depreciation, amortization and impairment expense, deferred tax expense and foreign exchange loss.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.

CRESCENT POINT ENERGY CORP.	9

The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

($000s, except per share amounts)	2014	2013	% Change
Accumulated dividends, beginning of year	4,755,522	3,673,971	29
Dividends declared to shareholders	1,174,628	1,081,551	9
Accumulated dividends, end of year	5,930,150	4,755,522	25

Accumulated dividends per share, beginning of year	26.07	23.31	12
Dividends to shareholders per share	2.76	2.76	-
Accumulated dividends per share, end of year	28.83	26.07	11
The Company maintained monthly dividends of $0.23 per share during 2014.
Dividends increased 9 percent in the year ended December 31, 2014 compared to 2013. The increase in dividends relates to an increase in the number of shares outstanding primarily due to the issuance of shares on the CanEra, Polar Star and T.Bird acquisitions, the bought deal financing which closed in September 2014 and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends. Crescent Point suspended participation in the premium component of the DRIP effective October 15, 2013.
During the second quarter of 2014, the Company implemented a Share Dividend Plan. The SDP enables shareholders to receive their dividends in the form of common shares which are issued at a five percent discount to the prevailing market price.
Crescent Point believes it is well positioned to pay monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2014, the investments are recorded at a fair value of $21.0 million which is $82.9 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2014, the investments are recorded at a fair value of $28.9 million which is $38.1 million less than the original cost of the investments.
Other Long-Term Assets
At December 31, 2014, other long-term assets consist of $47.8 million related to the reclamation fund and $11.8 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the first quarter of 2014, the Company contributed $1.10 per produced boe to the fund, of which $0.80 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental initiatives. During the remainder of the year ended December 31, 2014, the Company contributed $1.00 per produced boe to the fund, of which $0.80 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives.
The reclamation fund increased by $21.6 million during 2014 due to contributions of $60.3 million, partially offset by expenditures of $38.7 million. The expenditures included $38.0 million related primarily to decommissioning work completed in Saskatchewan and Alberta. The remaining $0.7 million related to environmental initiatives completed primarily in southeast Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $147.1 million has been contributed to the reclamation fund and $99.3 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2014, Crescent Point recorded $2.1 million (December 31, 2013 - $0.8 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.2 million during the year ended December 31, 2014 (December 31, 2013 - $0.3 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	10

Key management personnel of the Company consist of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $11.8 million (December 31, 2013 - $12.1 million) and share-based compensation costs were $30.7 million (December 31, 2013 – $37.6 million).
Capital Expenditures

($000s)	2014	2013	% Change
Capital acquisitions (net) (1)	2,192,991	118,267	1,754
Development capital expenditures	2,095,610	1,724,507	22
Capitalized administration (2)	23,243	19,081	22
Office equipment (3)	49,814	3,285	1,416
Total	4,361,658	1,865,140	134

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
CanEra Energy Corp.
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of CanEra, a private oil and gas company with properties in southeast Saskatchewan. Total consideration for the CanEra shares was approximately $1.1 billion and included the issuance of approximately 12.9 million Crescent Point common shares, cash consideration of $191.8 million, assumed long-term debt and working capital ($1.3 billion was allocated to PP&E and $21.1 million was allocated to E&E assets, including $65.6 million related to decommissioning liability).
T.Bird Oil Ltd.
On August 13, 2014, Crescent Point completed the acquisition of all issued and outstanding common shares of T.Bird, a private oil and gas company with properties in southeast Saskatchewan and Manitoba. Total consideration for the T.Bird shares was approximately $85.7 million and included the issuance of approximately 1.5 million Crescent Point common shares, cash consideration of $0.3 million, assumed long-term debt and working capital ($109.7 million was allocated to PP&E, including $2.7 million related to decommissioning liability).
Major Property Acquisitions
Saskatchewan Viking Asset Acquisition
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets from Polar Star for total consideration of $331.7 million comprised of the issuance of approximately 7.6 million Crescent Point common shares less net cash received on customary closing adjustments of $12.0 million ($338.8 million was allocated to PP&E, including $7.1 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Southeast Saskatchewan and Manitoba Asset Acquisition
On September 30, 2014, Crescent Point completed the acquisition of certain assets in southeast Saskatchewan and Manitoba. Total consideration for the assets included certain Crescent Point assets in Creelman, Saskatchewan and net cash consideration of $374.3 million ($378.5 million was allocated to PP&E and $8.0 million was allocated to E&E assets, including $12.2 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2014 for net consideration of $293.8 million ($265.2 million was allocated to PP&E and $35.9 million was allocated to E&E assets, including $6.8 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures for the year ended December 31, 2014 were $2.1 billion compared to $1.7 billion in 2013. In 2014, 914 (691.4 net) wells were drilled with a success rate of 100 percent. The development capital for the year ended December 31, 2014 included $439.6 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2015 is $1.45 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

CRESCENT POINT ENERGY CORP.	11

Goodwill
The Company's goodwill balance as at December 31, 2014 was $251.9 million which is unchanged from December 31, 2013. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $393.8 million during 2014 from $629.5 million at December 31, 2013 to $1.0 billion at December 31, 2014. The increase relates to $123.0 million due to changes in estimates pertaining to discount rates, $94.5 million as a result of net capital acquisitions, $80.6 million due to the revaluation of acquired liabilities, $70.6 million due to changes in estimates pertaining to future costs, $41.9 million in respect of drilling and $21.2 million of accretion expense, partially offset by $38.0 million for liabilities settled.
Other Long-Term Liabilities
At December 31, 2014, other long-term liabilities consist of $43.8 million related to a lease inducement and $2.3 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	December 31, 2014	December 31, 2013
Net debt	3,191,109	2,077,078
Shares outstanding (1)	446,510,210	394,993,566
Market price at end of period (per share)	26.91	41.25
Market capitalization	12,015,590	16,293,485
Total capitalization	15,206,699	18,370,563
Net debt as a percentage of total capitalization	21	11
Annual funds flow from operations	2,408,045	2,047,817
Net debt to funds flow from operations (2)	1.3	1.0

(1)
The shares outstanding balance at December 31, 2014 excludes 1,181,265 common shares issued on January 15, 2015 pursuant to the DRIP and SDP. The shares outstanding balance at December 31, 2013 excludes 678,361 common shares issued on January 15, 2014 pursuant to the DRIP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
At December 31, 2014, the Company had a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $2.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at December 31, 2014, the Company had approximately $1.3 billion drawn on bank credit facilities, including $0.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.33 billion.
On March 10, 2015, the syndicated unsecured credit facility and the operating credit facility were renewed and increased to a total amount available under the combined credit facilities of $3.6 billion. The syndicated unsecured credit facility continues to include an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$1.29 billion and Cdn$182.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
In September 2014, the Company successfully completed a bought deal financing for aggregate gross proceeds of $800.1 million.
At December 31, 2014, Crescent Point was capitalized with 79 percent equity compared to 89 percent at December 31, 2013. The Company's net debt to funds flow from operations ratio at December 31, 2014 was 1.3 times, compared to 1.0 times at December 31, 2013. This increase is largely due to the increases in average debt as a result of the Company's development capital expenditures and acquisitions. The funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisition. Crescent Point's long-term target average net debt to 12 month funds flow is approximately 1.0 times.
The Company has a successful DRIP and SDP which raised $339.9 million during the year ended December 31, 2014 (year ended December 31, 2013 - $659.1 million).

CRESCENT POINT ENERGY CORP.	12

Crescent Point's development capital budget for 2015 is $1.45 billion, with average 2015 production forecast at 152,500 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2015 and beyond.
Shareholders' Equity
At December 31, 2014, Crescent Point had 446.5 million common shares issued and outstanding compared to 395.0 million common shares at December 31, 2013. The increase of 51.5 million shares relates primarily to the acquisition of CanEra in May 2014, acquisition of assets from Polar Star in June 2014, acquisition of T.Bird in August 2014, the September 2014 bought deal financing and shares issued pursuant to the DRIP and SDP:

•	Crescent Point issued 12.9 million shares to CanEra shareholders at a price of $43.51 per share on closing of the acquisition on May 15, 2014;

•	Crescent Point issued 7.6 million shares to Polar Star shareholders at a price of $45.36 per share on closing of the acquisition on June 12, 2014;

•	Crescent Point issued 1.5 million shares to T.Bird shareholders at a price of $44.02 per share on closing of the acquisition on August 13, 2014;

•	In September 2014, Crescent Point and a syndicate of underwriters closed a bought deal financing of 18.4 million shares at $43.40 per share for gross proceeds of $800.1 million;

•	Crescent Point issued 0.1 million shares on closing of minor acquisitions during the year ended December 31, 2014;

•
Crescent Point issued 9.1 million shares pursuant to the DRIP and SDP programs during the year ended December 31, 2014 for proceeds of $339.9 million and issued 1.9 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's total capitalization decreased to $15.2 billion at December 31, 2014 compared to $18.4 billion at December 31, 2013, with the market value of the shares at December 31, 2014 representing 79 percent of the total capitalization.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2014, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases)(1)	25,022	57,285	51,232	298,980	432,519
Senior guaranteed notes(2)	156,965	246,262	238,770	1,287,463	1,929,460
Bank credit facilities(3)	-	1,261,065	-	-	1,261,065
Transportation commitments	1,936	409	52	-	2,397
Total	183,923	1,565,021	290,054	1,586,443	3,625,441

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $36.3 million.

(2)	These amounts include the effect of principal and interest payments pursuant to the CCIRS and cross currency principal swap.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2014. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Subsequent Events
Increase in Combined Credit Facilities
On March 10, 2015, the total amount available under the Company’s syndicated credit facility and operating credit facility was increased to a total of $3.6 billion.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2014 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.

CRESCENT POINT ENERGY CORP.	13

Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units, based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing reserves at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.

CRESCENT POINT ENERGY CORP.	14

Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
There are no new material environmental initiatives impacting Crescent Point at this time.
Risk Management
Crescent Point is committed to identifying and managing these risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
Effective January 1, 2014, the Company adopted the following IFRS:

•
IAS 32 Financial Instruments: Presentation - IAS 32 was amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The application of the amendment had no impact on the Company's consolidated financial statements.

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRIC 21 Levies - IFRIC 21 provides clarification on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs.  The retrospective adoption of this interpretation does not have any impact on the Company’s consolidated financial statements.

In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by the Company on January 1, 2017 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	15

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

Outstanding Common Shares Data
As of the date of this report, the Company had 449,520,512 common shares outstanding.
Selected Annual Information

($000s, except per share amounts)	2014	2013	2012
Total oil and gas sales	4,210,112	3,526,448	2,694,994

Average daily production
Crude oil and NGLs (bbls/d)	128,458	109,129	89,704
Natural gas (mcf/d)	74,070	66,952	54,284
Total (boe/d)	140,803	120,288	98,751

Net income (1)	508,894	144,876	190,653
Net income per share (1)	1.22	0.38	0.58
Net income per share - diluted (1)	1.21	0.37	0.57

Adjusted net earnings from operations	546,663	558,384	443,218
Adjusted net earnings from operations per share	1.31	1.45	1.35
Adjusted net earnings from operations – diluted	1.30	1.44	1.34

Cash flow from operating activities	2,455,556	1,973,332	1,543,943
Cash flow from operating activities per share	5.86	5.11	4.69
Cash flow from operating activities per share - diluted	5.83	5.09	4.65

Funds flow from operating activities	2,408,045	2,047,817	1,601,850
Funds flow from operating activities per share	5.75	5.30	4.86
Funds flow from operating activities per share - diluted	5.72	5.28	4.83

Working capital (deficit) (2)	(433,081)	(406,134)	(287,911)
Total assets	16,467,085	12,736,793	12,131,634
Total liabilities	6,306,196	4,236,720	3,536,822
Net debt	3,191,109	2,077,078	1,760,324
Total long-term derivative liabilities	215	25,846	8,483
Weighted average shares - diluted (thousands)	421,060	387,731	331,781
Dividends paid or declared	1,174,628	1,081,551	931,400
Dividends paid or declared per share	2.76	2.76	2.76

(1)	Net income and net income before discontinued operations and extraordinary items are the same.

(2)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point’s oil and gas sales, cash flow from operating activities, funds flow from operations and total assets have increased for the years 2012 through 2014 due to numerous corporate and property acquisitions and the Company’s successful drilling program, which have resulted in higher production volumes.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	16

Summary of Quarterly Results

	2014				2013
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	930,274	1,103,029	1,147,880	1,028,929	908,637	980,829	845,270	791,712

Average daily production
Crude oil and NGLs (bbls/d)	140,767	128,495	125,344	118,987	115,971	107,332	106,609	106,519
Natural gas (mcf/d)	78,332	76,126	72,143	69,558	70,017	63,785	67,142	66,865
Total (boe/d)	153,822	141,183	137,368	130,580	127,641	117,963	117,799	117,663

Net income (loss)	121,359	258,059	98,586	30,890	(13,723)	87,879	72,332	(1,612)
Net income (loss) per share	0.27	0.61	0.24	0.08	(0.03)	0.23	0.19	-
Net income (loss) per share – diluted	0.27	0.60	0.24	0.08	(0.03)	0.22	0.19	-

Adjusted net earnings from operations	(12,424)	178,433	174,580	206,074	150,912	162,819	130,308	114,345
Adjusted net earnings from operations per share	(0.03)	0.42	0.43	0.52	0.38	0.42	0.34	0.30
Adjusted net earnings from operations per share – diluted	(0.03)	0.42	0.43	0.52	0.38	0.42	0.34	0.30

Cash flow from operating activities	651,851	583,084	646,485	574,136	508,090	542,809	463,194	459,239
Cash flow from operating activities per share	1.46	1.37	1.59	1.45	1.29	1.39	1.21	1.21
Cash flow from operating activities per share – diluted	1.46	1.37	1.58	1.44	1.29	1.39	1.20	1.21

Funds flow from operations	572,868	618,393	636,688	580,096	533,310	554,144	504,420	455,943
Funds flow from operations per share	1.29	1.46	1.56	1.46	1.35	1.42	1.32	1.21
Funds flow from operations per share – diluted	1.28	1.45	1.55	1.45	1.35	1.42	1.31	1.20

Working capital (deficit) (1)	(433,081)	(326,289)	(219,932)	(391,893)	(406,134)	(318,224)	(227,620)	(312,777)
Total assets	16,467,085	15,887,022	14,901,997	13,165,018	12,736,793	12,526,359	12,357,474	12,425,234
Total liabilities	6,306,196	5,702,181	5,697,718	4,743,291	4,236,720	3,926,421	3,757,823	3,872,025
Net debt	3,191,109	2,774,591	2,836,829	2,309,906	2,077,078	1,887,431	1,825,340	1,957,964
Total long-term derivative liabilities	215	73,590	137,083	95,632	25,846	10,305	4,671	11,490

Weighted average shares – diluted (thousands)	446,755	427,075	410,051	399,007	395,277	390,607	385,084	379,647

Capital expenditures (2)	735,909	1,152,204	1,859,697	613,848	510,889	531,880	262,744	559,627

Dividends declared	310,461	299,763	286,128	278,276	274,797	271,855	267,033	267,866
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to property, plant and equipment recorded in the fourth quarters of 2013 and 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

CRESCENT POINT ENERGY CORP.	17

Fourth Quarter Review

•
Crescent Point achieved a new production record in fourth quarter 2014 and averaged 153,822 boe/d. Production was weighted greater than 90 percent towards light and medium crude oil and liquids. This represents a growth rate of more than 20 percent over fourth quarter 2013.

•
During the fourth quarter, the Company spent $564.3 million on drilling and development activities, drilling 306 (222.2 net) wells with a 100 percent success rate. Crescent Point also spent $134.0 million on land, seismic and facilities, for total capital expenditures of $698.3 million.

•
Crescent Point generated funds flow from operations of $572.9 million ($1.28 per share - diluted) in fourth quarter 2014, representing a 7 percent increase over fourth quarter 2013 funds flow from operations of $533.3 million ($1.35 per share - diluted). Funds flow from operations was driven by strong netbacks of $43.88 per boe and strong production growth.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2014.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2014, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2014 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2014, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2014 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2014. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2014 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	18

Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce greenhouse gas emissions, the Company contributed to a reclamation fund whereby $0.20 per produced boe is directed to environmental initiatives. To date, $56.1 million has been contributed to the environment emission reduction fund and $25.2 million has been expended to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. In 2014, the Company spent a total of $0.7 million primarily on the installation of flare equipment in Saskatchewan. The flare equipment reduces emissions to meet provincial and federal emission regulations.
Outlook
Crescent Point's guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	140,600
Natural gas (mcf/d)	71,400
Total (boe/d)	152,500
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,270
Facilities, land and seismic ($000)	180
Total ($000)	1,450

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2014 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	19

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings "Marketing and Prices", “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2015 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected oil price volatility in 2015;
●	Pay monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxability;
		●	Long-term target average net debt to 12 month funds flow of approximately 1.0 times; and
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Expected tax horizon.

All of the material assumptions underlying these statements are noted in the "Marketing and Prices", “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	20

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	21

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	22